(212) 818-8881	(212) 818-8638 email address jgallant@graubard.com

November 29, 2016

Mr. Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc. Registration Statement on Form S-1 Filed October 28, 2016 File No. 333-214288

Dear Mr. Mancuso:

On behalf of PAVmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 14, 2016, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Laurie Abbott.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Background of this Prospectus, page 2

1.	Please tell us whether the securities offered for sale via this registration statement are the securities offered for sale via your registration statement that became effective in January 2016. If so, please provide us your analysis of why it is necessary and appropriate for the sale of the securities to be registered on two registration statements.

As indicated in this filing of Amendment No. 1 to the Registration Statement, additional securities have been included on the Registration Statement which were not included on the Company’s registration statement that become effective in January 2016 (the “Prior Registration Statement”). Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus included in this Registration Statement is a combined prospectus also relating to certain securities included on the Prior Registration Statement. We have revised the disclosure in the Registration Statement to make this clear. We therefore respectfully believe that it is appropriate to include the sale of securities on this Registration Statement.

Securities and Exchange Commission

November 29, 2016

Item 17. Undertakings, page II-6

2.	Please provide all undertakings required by Regulation S-K Item 512, including those required by Item 512(a)(5)(ii) and 512(b).

We have revised the disclosure in the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Dr. Lishan Aklog